Exhibit 12.2

Union Electric Company

Computation of Ratios of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Net income from continuing operations	$373,836	$343,742	$446,475	$378,670	$351,770
Less- Change in accounting principle	(4,848)	-	-	-	-
Less- Income from equity investee	-	13,627	7,050	5,098	6,463
Add- Taxes based on income	229,599	193,330	250,669	207,641	193,156

Net income before income taxes, change in Accounting principle and income from equity investee	608,283	523,445	690,094	581,213	538,463

Add- fixed charges:
Interest on long term debt	112,785	104,872	104,699	103,338	120,899
Estimated interest cost within rental expense	3,576	2,852	2,771	2,790	2,528
Amortization of net debt premium, discount, and expenses	3,282	3,530	4,170	5,168	5,278

Total fixed charges	119,643	111,254	111,640	111,296	128,705

Earnings available for fixed charges	727,926	634,699	801,734	692,509	667,168

Ratio of earnings to fixed charges	6.08	5.70	7.18	6.22	5.18

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	8,817	7,683	5,941	5,941	5,941
Adjustment to pre-tax basis	4,299	3,297	2,959	2,891	2,896

	13,116	10,980	8,900	8,832	8,837

Combined fixed charges and preferred stock dividend requirements	$132,759	$122,234	$120,540	$120,128	$137,542

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.48	5.19	6.65	5.76	4.85